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								OMB APPROVAL

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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D

			Under the Securities Exchange Act of 1934
(Amendment No. 1)


				Executone Information Systems, Inc.
					   (Name of Issuer)

						Common Stock
---------------------------------------------------------------------------
				(Title of Class of Securities)

						  301607107
						(CUSIP Number)

	Andrew E. Shapiro, Manager		Christopher J. Rupright, Esq.
	Lawndale Capital Management, LLC	Shartsis Friese & Ginsburg LLP
	One Sansome Street, Suite 3900  	One Maritime Plaza, 18th Floor
	San Francisco, CA  94104			San Francisco, CA 94111
	(415) 288-2330					(415) 421-6500
---------------------------------------------------------------------------

					August 24, 1998
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.
`
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 301607107								Page 2 of 11 pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Lawndale Capital Management, LLC
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/ X /
											(b)		/  /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
---------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	--------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				3,425,604
		REPORTING		--------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						3,425,604
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,425,604
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	6.9
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	OO and IA

CUSIP No. 301607107								Page 3 of 11 pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Andrew E. Shapiro
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X /
											(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
---------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			11,757
		BENEFICIALLY	--------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				3,425,604
		REPORTING		--------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				11,757
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						3,425,604
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,437,361
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
												/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	6.9
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 301607107								Page 4 of 11 pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Diamond A Partners, L.P.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X /
											(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
---------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	--------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				2,905,304
		REPORTING		--------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						2,905,304
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,905,304
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	5.8
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 301607107								Page 5 of 11 pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Diamond A Investors, L.P.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X /
											(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
---------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	--------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				520,300
		REPORTING		--------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						520,300
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	520,300
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	1.0
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 301607107								Page 6 of 11 pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to Common Stock (the "Stock") of Executone
Information Systems, Inc. ("XTON"). The principal executive office of XTON is located at 478 Wheelers Farms Road, Milford, CT 06460.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Lawndale Capital Management, LLC, a California limited liability company ("LCM"); Diamond A Partners, L.P., a California limited partnership ("DAP"); Diamond A Investors, L.P., a California limited partnership ("DAI"); and Andrew E. Shapiro ("Shapiro").

(b)	The business address of LCM, DAP, DAI and Shapiro is One Sansome
Street, Suite 3900, San Francisco, California  94104.

(c)	LCM is the investment adviser to and general partner of DAP and DAI, which are investment limited partnerships. Shapiro is the sole manager of LCM.

(d)	During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Shapiro is a citizen of the United States of America.

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CUSIP No. 301607107								Page 7 of 11 pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds			Amount

LCM			Funds Under Management(1)	$7,542,010.22
DAP			Working Capital			$6,406,195.32
DAI			Working Capital			$1,135,814.90
Shapiro		Personal Funds			$   35,095.63

(1)	Includes funds of DAP and DAI invested in Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

XTON parts worth more than whole.

The Reporting Persons ("Lawndale") acquired the Stock solely for investment purposes because it believes that the value of the Stock in the public market does not adequately reflect the value of XTON's underlying businesses and assets.

Unistar Spinoff.

On August 12, 1998, XTON announced that it intends to separate its UniStar subsidiary, which is engaged in the management of internet and telephone-based national lotteries from its core computer telephony and healthcare communications businesses through a rights distribution to its common shareholders.

Lawndale is optimistic about XTON's future prospects due primarily to this upcoming separation of UniStar from XTON, the recent hiring of a new Chairman and CEO and the company's increased focus on improving its computer telephony business.

Additional Transactions Necessary.

However, Lawndale believes that, after the separation of the Unistar business, XTON's Board must take additional actions to maximize shareholder value, including but not limited to, separating the remaining computer telephony and healthcare communications businesses. In this regard, Lawndale incorporates by reference its Item 4 disclosure from its Schedule 13-D filed 6/15/98.

In addition, Lawndale believes that implementing a Stock buy-back plan would be appropriate under current market conditions.

Lawndale has introduced XTON management to prospective customers and transaction partners for both its computer telephony and healthcare communications businesses.

Lawndale has also been in contact with XTON's management, members of XTON's Board of Directors and other significant shareholders of XTON regarding the alternatives XTON plans to employ to maximize shareholder value.. Lawndale may continue such activities.

CUSIP No. 301607107								Page 8 of 11 pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

		Aggregate
		Beneficially
		Owned					 Voting Power		Dispositive
Power
Name 		Number		Percent	Sole		Shared	Sole
	Shared

LCM		3,425,604		6.9		-0-		3,425,604	-0-		3,425,604
Shapiro	3,437,361		6.9		11,757	3,425,604	11,757	3,425,604
DAP		2,905,304		5.8		-0-		2,905,304	-0-		2,905,304
DAI		  520,300		1.0		-0-		  520,300	-0-		  520,300

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since June 24, 1998:

	Purchase			Number	Price
Name	 or Sale	Date		of Shares	Per Share

DAP     P       06/24/98         4,300   $1.906
DAI     P       06/24/98           700   $1.906
DAP     P       06/25/98         8,800   $1.969
DAI     P       06/25/98         1,200   $1.969
DAI     P       06/29/98         1,000   $2.000
DAI     P       06/29/98        20,000   $2.023
DAP     P       06/30/98         4,800   $2.000
DAI     P       06/30/98         5,300   $2.000
DAP     P       07/01/98        10,000   $1.969
DAP     P       07/02/98         4,100   $1.938
DAP     P       07/02/98        10,000   $1.969
DAP     P       07/06/98         4,000   $1.938
DAP     P       07/06/98        10,000   $2.000
DAP     P       07/09/98         2,500   $2.000
DAP     P       07/15/98         1,000   $2.000
DAP     P       07/15/98         5,000   $2.000
DAP     P       07/17/98        12,400   $2.000
DAP     P       07/24/98        14,400   $1.918
DAP     P       07/24/98         8,700   $1.969
DAI     P       07/24/98         1,300   $1.969
DAP     P       07/27/98         5,400   $1.912
DAI     P       07/27/98           600   $1.912
DAP     P       07/28/98         8,200   $1.906
DAI     P       07/28/98         1,800   $1.906
DAP     P       07/29/98         3,900   $1.813
DAI     P       07/29/98           700   $1.813
DAP     P       07/31/98         5,200   $1.844
DAP     P       07/31/98         7,700   $1.844
DAP     P       07/31/98         8,500   $1.813
DAI     P       07/31/98         2,300   $1.844
DAI     P       07/31/98         1,500   $1.813

CUSIP No. 301607107								Page 9 of 11 pages


DAP     P       08/04/98         5,000   $1.750
DAP     P       08/04/98         5,100   $1.781
DAI     P       08/04/98         1,900   $1.781
DAP     P       08/05/98         2,500   $1.719
DAP     P       08/06/98           800   $1.750
DAP     P       08/06/98         8,700   $1.781
DAI     P       08/06/98         1,300   $1.781
DAP     P       08/07/98         6,600   $1.781
DAI     P       08/07/98           900   $1.781
DAP     P       08/11/98           800   $1.750
DAP     P       08/11/98         5,000   $1.781
DAI     P       08/11/98         1,700   $1.750
DAP     P       08/12/98         3,700   $1.719
DAI     P       08/12/98           300   $1.719
DAP     P       08/13/98        13,000   $1.658
DAI     P       08/13/98         2,300   $1.658
DAP     P       08/14/98         7,200   $1.750
DAP     P       08/14/98        10,000   $1.750
DAI     P       08/14/98         2,800   $1.750
DAP     P       08/17/98        19,600   $1.577
DAI     P       08/17/98         2,500   $1.531
DAI     P       08/17/98         1,400   $1.577
DAP     P       08/18/98         8,800   $1.563
DAI     P       08/18/98         1,200   $1.563
DAP     P       08/19/98         3,500   $1.531
DAP     P       08/19/98         5,000   $1.531
DAI     P       08/19/98         1,500   $1.531
DAP     P       08/20/98         5,000   $1.500
DAP     P       08/20/98         1,000   $1.563
DAI     P       08/20/98         1,000   $1.563
DAP     P       08/21/98         4,400   $1.531
DAI     P       08/21/98           800   $1.531
DAP     P       08/24/98        21,900   $1.469
DAI     P       08/24/98         3,600   $1.469
DAP     P       08/25/98         8,500   $1.375
DAI     P       08/25/98         1,500   $1.375
DAP     P       08/26/98        23,300   $1.210
DAI     P       08/26/98         4,100   $1.210
Shapiro P       08/26/98          (1)

(1)	On 8/26/98, Shapiro purchased $20,000 principal amount of XTON 7.5%
Convertible Subordinated Debentures, due 3/15/2011, for a price of $11,050. The Debentures are convertible into Stock at $10.625 per share, for a total of 1882 shares of Stock.

All transactions were executed through the Nasdaq National Market System.

CUSIP No. 301607107								Page 10 of 11 pages

ITEM. 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

LCM is the general partner of DAP and DAI pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of DAP and DAI in Stock, to vote and dispose of Stock and to file this statement on behalf of DAP and DAI. Pursuant to such limited partnership agreements, the general partner of DAP and DAI is entitled to allocations based on assets under management and realized and unrealized gains.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	August 27, 1998.

DIAMOND A PARTNERS, L.P.				DIAMOND A INVESTORS, L.P.

By:  Lawndale Capital Management, LLC	By:	Lawndale Capital Management,
LLC
	General Partner					General Partner


	By:	/s/ Andrew E. Shapiro			By:	/s/ Andrew E. Shapiro
		Andrew E. Shapiro					Andrew E. Shapiro
		Manager							Manager

LAWNDALE CAPITAL MANAGEMENT, LLC



By:	/s/ Andrew E. Shapiro 				/s/ Andrew E. Shapiro
	Andrew E. Shapiro					Andrew E. Shapiro
	Manager

CUSIP No. 301607107								Page 11 of 11 pages

												EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Executone Information Systems, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  June 15, 1998.

DIAMOND A PARTNERS, L.P.				DIAMOND A INVESTORS, L.P.

By:  Lawndale Capital Management, LLC	By:	Lawndale Capital Management,
LLC
	General Partner					General Partner



By:	/s/ Andrew E. Shapiro  			By:	/s/ Andrew E. Shapiro
	Andrew E. Shapiro					Andrew E. Shapiro
	Manager							Manager

LAWNDALE CAPITAL MANAGEMENT, LLC



By:	/s/ Andrew E. Shapiro   				/s/ Andrew E. Shapiro
	Andrew E. Shapiro					Andrew E. Shapiro
	Manager